UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34815

Westmoreland Resource Partners, LP

(Exact name of registrant as specified in its charter)

9540 South Maroon Circle, Suite 300

Englewood, Colorado 80112

Telephone: (855) 922-6463

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 63

Pursuant to the requirements of the Securities Exchange Act of 1934, Westmoreland Resource Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WESTMORELAND RESOURCE PARTNERS, LP

Date: April 5, 2019	By:	/s/ Gerald A. Tywoniuk
		Name:	Gerald A. Tywoniuk
		Title:	Acting Chief Executive Officer and Acting Secretary